United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A.

Publicly Held Company

CNPJ/MF 42.157.511/0001 -61

CALL NOTICE FOR SPECIAL SHAREHOLDERS’
MEETING AND SPECIAL MEETINGS OF CLASS
A AND CLASS B PREFERRED SHAREHOLDERS

The shareholders of ARACRUZ CELULOSE S.A. (“Aracruz” or “Company”) are hereby invited to attend, on first call, the Special Shareholders’ Meeting (Assembleia Geral Extraordinária) and Special Meetings of Class A and Class B Preferred Shareholders (Assembleias Especiais de Titulares de Ações Preferenciais, together with the Special Shareholders’ Meeting, the “Meetings”) to be held at the Company’s headquarters, located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the city of Aracruz, Espirito Santo, at 2 p.m. and 2:30 p.m., respectively, on May 30, 2009. The following is the agenda:

I – For the Special Shareholders’ Meeting

1. Conversion of all Aracruz Class A preferred shares and Class B preferred shares into Aracruz common shares (“Conversion”) based upon the following ratio: each Aracruz Class A or Class B preferred share, as the case may be, shall be converted into 0.91 Aracruz common share. This resolution is conditioned upon the approval by a majority of Class A and Class B preferred shareholders voting as separate classes at the Special Meetings of Class A and Class B Preferred Shareholders to be held after the Special Shareholders’ Meeting.

2. Amendment of section 5 and its paragraphs, removal of sections 7 and 9, renumbering the following sections, and amendment of section 27, item II of the Company’s By-laws, as a result of the Conversion.

II – For the Special Meetings of Class A and Class B Preferred Shareholders

1. Ratification of the Conversion due to the fact that the Conversion eliminates certain of the advantages attributed to the Aracruz Class A and Class B preferred shares. Despite the fact that both the Class A and Class B preferred shareholders of Aracruz will meet at the same place, they will vote on the Conversion as separate classes.

General Instructions

(A) The draft of the Company’s By-laws reflecting the proposed Conversion is available for examination by interested shareholders at the Company’s offices at Av. Brigadeiro Faria Lima 2277, 4th floor, São Paulo and at our website .

1464070.03 -New York Server 7A	1	MSW - Draft May 14, 2009 - 9:18 PM

(B) Any shareholder wishing to be represented by proxy must deliver the document conferring such powers, along with copies of the documents confirming such shareholder representation, in the case of a legal entity, to the Company’s legal department at the address referred to in item (A) above by May 27, 2009.

(C) Any shareholder whose shares are held in book entry form and wishes to participate in the Meetings must present a statement confirming their share ownership, issued after May 27, 2009 by a custodian.

São Paulo, May 15, 2009

Raul Calfat

Chairman of the Board of Directors

The common shares of Aracruz that may be distributed to the holders of preferred shares (including of preferred shares in the form of ADRs) in connection with the Conversion referred to in this notice have not been registered with the Securities and Exchange Commission. The Conversion referred to in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended.

1464070.03 -New York Server 7A	2	MSW - Draft May 14, 2009 - 9:18 PM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer